Exhibit 99.1

INK Acquisition, LLC & Affiliates
Financial Statements
As of December 31, 2015 and 2014 and for the year ended December 31, 2015, periods from June 9, 2014 to December 31, 2014; January 1, 2014 to June 9, 2014, and the year ended December 31, 2013
With Reports of Independent Certified Public Accountants

Report of Independent Certified Public Accountants

To the Partners of
INK Acquisition, LLC & Affiliates

We have audited the accompanying combined financial statements of INK Acquisition, LLC & Affiliates, which comprise the combined balance sheet as of December 31, 2015, and the related combined statements of operations, changes in owners’ equity (deficit), and cash flows for the year then ended.

Management's Responsibility for the Combined Financial Statements

Management is responsible for the preparation and fair presentation of the combined financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of combined financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the combined financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the combined financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the combined financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the combined financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the combined financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of INK Acquisition, LLC & Affiliates as of December 31, 2015, and the results of their operations and their cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

/s/ PricewaterhouseCoopers LLP
Fort Lauderdale, Florida
March 24, 2016

Report of Independent Certified Public Accountants

To the Partners of
INK Acquisition, LLC & Affiliates

We have audited the accompanying combined financial statements of INK Acquisition, LLC (a Delaware limited liability company) & Affiliates, which comprise the combined balance sheet as of December 31, 2014 (Successor), and the related combined statements of operations, changes in owners' equity, and cash flows for the period June 9, 2014 through December 31, 2014 (Successor), and the related notes to the financial statements.

Management's responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these combined financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of combined financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility

Our responsibility is to express an opinion on these combined financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free from material misstatements.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the combined financial statements. The procedures selected depend on the auditor's judgment, including the assessment of risks of material misstatement of the combined financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the combined financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the combined financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of INK Acquisition, LLC & Affiliates as of December 31, 2014 (Successor) and the results of their operations and their cash flows for the period from June 9, 2014 through December 31, 2014 (Successor) in accordance with accounting principles generally accepted in the United States of America.

/s/ GRANT THORNTON LLP
Philadelphia, Pennsylvania
April 2, 2015

Report of Independent Certified Public Accountants

To the Partners of
INK Acquisition, LLC & Affiliates

We have audited the accompanying combined financial statements of INK Acquisition, LLC & Affiliates, which comprise the combined balance sheet as of December 31, 2013, and the related combined statements of operations, changes in owners’ equity (deficit), and cash flows for the year ended December 31, 2013 and for the period from January 1, 2014 to June 9, 2014.

Management's Responsibility for the Combined Financial Statements

Management is responsible for the preparation and fair presentation of the combined financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of combined financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the combined financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the combined financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the combined financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the combined financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the combined financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of INK Acquisition, LLC & Affiliates as of December 31, 2013, and the results of their operations and their cash flows for the years ended December 31, 2013 and 2012 and for the period from January 1, 2014 to June 9, 2014 in accordance with accounting principles generally accepted in the United States of America.

/s/ PricewaterhouseCoopers LLP
Fort Lauderdale, Florida
March 31, 2015

INK Acquisition, LLC & Affiliates
Combined Balance Sheets
(In thousands)

	December 31, 2015	December 31, 2014
Assets:
Investment in hotel properties, net	$907,216	$929,635
Cash and cash equivalents	15,466	9,199
Restricted cash	56,268	80,793
Hotel receivables (net of allowance for doubtful accounts of $389 and $389, respectively)	2,466	5,828
Deferred costs, net	6,599	13,677
Prepaid expenses and other assets	5,113	5,389
Total assets	$993,128	$1,044,521

Liabilities and Owner's Equity:
Debt	$840,000	$840,000
Accounts payable and accrued expenses	16,763	19,540
Total liabilities	856,763	859,540

Owners' Equity (Deficit)
Contributions	215,282	215,282
Distributions and accumulated deficit	(78,917)	(30,301)
Total owners' equity (deficit)	136,365	184,981
Total liabilities and owners' equity (deficit)	$993,128	$1,044,521

The accompanying notes are an integral part of these combined financial statements.

INK Acquisition, LLC & Affiliates
Combined Statements of Operations
(In thousands)

	Successor		Predecessor
	For the year ended December 31, 2015	Period from June 9, 2014 through December 31, 2014	Period from January 1, 2014 through June 9, 2014	For the year ended December 31, 2013
Revenue:
Room	$237,545	$129,138	$112,588	$246,931
Food and beverage	12,312	7,112	4,640	11,749
Other	5,584	3,166	2,390	5,518
Total revenue	255,441	139,416	119,618	264,198
Expenses:
Hotel operating expenses:
Room	49,147	26,960	23,049	49,658
Food and beverage	9,211	5,315	3,881	8,794
Telephone	2,146	1,183	957	2,119
Other hotel operating	2,424	1,327	1,067	2,474
General and administrative	24,208	12,629	11,053	24,630
Franchise and marketing fees	19,335	10,385	8,614	19,021
Advertising and promotions	5,486	3,186	3,090	6,856
Utilities	11,153	6,111	5,624	11,670
Repairs and maintenance	13,695	7,087	6,740	14,444
Management fees to related party	7,661	4,797	3,185	6,347
Insurance	1,633	1,036	855	2,082
Total hotel operating expenses	146,099	80,016	68,115	148,095
Depreciation and amortization	47,846	25,214	20,809	50,127
Property taxes and insurance	11,889	6,676	5,834	12,595
General and administrative	2,812	1,798	2,753	4,898
Hotel property acquisition costs and other charges	786	19,868	28	24
Total operating expenses	209,432	133,572	97,539	215,739
Operating income	46,009	5,844	22,079	48,459
Interest and other income	36	35	42	233
Interest expense, including amortization of deferred fees	(37,411)	(21,180)	(24,571)	(55,672)
Loss on early extinguishment of debt	—	—	—	(8,863)
Income (loss) from continuing operations	8,634	(15,301)	(2,450)	(15,843)
Loss from discontinued operations	—	—	—	(274)
Loss on sale of discontinued operations	—	—	—	(2,456)
Net loss from discontinued operations	—	—	—	(2,730)
Net income (loss)	$8,634	$(15,301)	$(2,450)	$(18,573)

The accompanying notes are an integral part of these combined financial statements.

INK Acquisition, LLC & Affiliates
Combined Statements of Owners' Equity (Deficit)
(In thousands)

	Contributions	Accumulated Deficit/Gain	Distributions/Other	Total Equity
Predecessor

Balance at December 31, 2012	360,000	(24,087)	(206,297)	129,616
Net loss	—	(18,573)	—	(18,573)
Distributions	—	—	(126,394)	(126,394)
Balance at December 31, 2013	360,000	(42,660)	(332,691)	(15,351)
Net loss	—	(2,450)	—	(2,450)
Distributions	—	—	(4,000)	(4,000)
Balance at June 9, 2014	$360,000	$(45,110)	$(336,691)	$(21,801)

Successor

Balance at June 9, 2014	$—	$—	$—	$—
Net loss	—	(15,301)	—	(15,301)
Contributions	215,282	—	—	215,282
Distributions	—	—	(15,000)	(15,000)
Balance, beginning of period, December 31, 2014	$215,282	$(15,301)	$(15,000)	$184,981
Net income	—	8,634	—	8,634
Distributions	—	—	(57,250)	(57,250)
Balance, end of period, December 31, 2015	$215,282	$(6,667)	$(72,250)	$136,365

The accompanying notes are an integral part of these combined financial statements.

INK Acquisition, LLC & Affiliates
Combined Statement of Cash Flows
(In thousands)

	Successor		Predecessor
	For the year ended December 31, 2015	Period from June 9, 2014 through December 31, 2014	Period from January 1, 2014 through June 9, 2014	For the year ended December 31, 2013
Cash flow from operating activities:
Net income (loss)	$8,634	$(15,301)	$(2,450)	$(18,573)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	47,589	25,072	20,659	48,869
Loss on early extinguishment of debt	—	—	—	4,381
Amortization of deferred franchise fees	253	142	150	1,264
Amortization of deferred financing costs included in interest expense	6,816	3,775	2,819	3,517
Loss on sale of hotels in discontinued operations	—	—	—	2,456
Changes in assets and liabilities:
Hotel receivables	3,362	(5,828)	(4,272)	214
Prepaid expenses and other assets	276	(5,389)	(1,100)	1,209
Deferred costs	9	(191)	(19)	11
Accounts payable and accrued expenses	(2,240)	19,540	7,753	(6,895)
Net cash provided by operating activities	64,699	21,820	23,540	36,453

Cash flows from investing activities:
Investment in hotel properties, net of cash received	—	(911,733)	—	—
Improvements and additions to hotel properties	(25,707)	(20,856)	(17,135)	(30,133)
Proceeds from sale of assets	—	—	—	11,300
Payments for franchise fees and intangibles	—	(3,954)	—	—
Restricted cash	24,525	(80,793)	521	(32,284)
Net cash used in investing activities	(1,182)	(1,017,336)	(16,614)	(51,117)

Cash flows from financing activities:
Proceeds from the issuance of long-term debt	—	840,000	—	950,000
Payments of financing costs	—	(13,450)	—	(19,111)
Payments on debt	—	—	—	(792,239)
Payment of franchise obligation	—	—	—	(1,323)
Contributions from owners	—	193,165	—	—
Distributions to owners	(57,250)	(15,000)	(4,000)	(126,394)
Net cash provided by (used in) financing activities	(57,250)	1,004,715	(4,000)	10,933

Change in cash and cash equivalents for assets held for sale	—	—	—	27
Net change in cash and cash equivalents	6,267	9,199	2,926	(3,731)
Cash and cash equivalents, beginning of period	9,199	—	22,850	26,554
Cash and cash equivalents, end of period	$15,466	$9,199	$25,776	$22,850

Supplemental disclosure of cash flow information:

Cash paid for interest	$30,447	$15,628	$20,076	53,139
Supplemental disclosure of non-cash information:
Accrued improvements and additions to hotel properties	$319	$857	$1,407	$1,594
Chatham's equity was rolled-over from the Predecessor company	$—	$22,117	—	—

	Successor		Predecessor
	For the year ended December 31, 2015	Period from June 9, 2014 through December 31, 2014	Period from January 1, 2014 through June 9, 2014	For the year ended December 31, 2013
Non-cash changes related to distribution of four hotels to predecessor owner and successor recapitalization:
Investment in hotel properties	—	—	$92,127	—
Net change in operating assets and liabilities	—	—	34,432	—
Debt	—	—	(110,000)	—

See Note 3 to the financial statements for a description of assets and liabilities acquired in connection with the acquisition of 47 hotels from Old Ink JV (as defined in Note 1 to the financial statements) on June 9, 2014.

The accompanying notes are an integral part of these combined financial statements.

INK Acquisition, LLC & Affiliates

Notes to Financial Statements
(dollars in thousands)

1.	Organization

Predecessor

INK Acquisition, LLC and a series of affiliated limited liability companies (see below) were formed in 2011 to acquire the assets and associated operations of 64 hotels as a result of the bankruptcy reorganization plan of affiliates of Innkeepers USA Trust ("Innkeepers").  The affiliated limited liability companies, which are under common control, combined in these financial statements are as follows:
        INK Acquisition II, LLC
        INK Acquisition III, LLC
        INK Acquisition IV, LLC
        INK Acquisition V, LLC
        INK Acquisition VI, LLC
        INK Acquisition VII, LLC
INK Acquisition, LLC and the affiliated limited liability companies above formed a joint venture (“Old Ink JV”) and were each owned 89.7% by CRE-Ink REIT Member, LLC and its affiliates ("Cerberus") and 10.3% by Chatham Lodging, L.P. ("Chatham"). In addition, an entity owned by Jeffrey H. Fisher, the Chairman and Chief Executive Officer of Chatham Lodging Trust, the sole general partner of Chatham, owned a 0.5% non-voting interest in CRE-Ink REIT Member, LLC.  The Old Ink JV had no substantive operations until October 27, 2011 when it acquired the 64 hotels. From 2011 to 2013, the Old Ink JV sold 13 of the 64 hotels.
In connection with a recapitalization transaction which closed on June 9, 2014, INK Acquisition II, LLC was dissolved and INK Acquisition IV, V, VI and VII were contributed to INK Acquisition, LLC. The other four hotels that were part of Old Ink JV were sold to Chatham.
Successor
After June 9, 2014, INK Acquisition, LLC owns 47 hotel properties through various limited liability companies. The properties are leased to INK Acquisition III, LLC (hereinafter referred to as the "Affiliated Lessee"). INK Acquisition, LLC and the Affiliated Lessee are under common control. Through wholly owned subsidiaries, NorthStar Realty Finance Corp. (“NorthStar”) acquired Cerberus’ 89.7% interest in both INK Acquisition, LLC and the Affiliated Lessee, while the remaining 10.3% in these entities are owned by Chatham. The new joint venture is referred to herein collectively as "Successor".
At December 31, 2015, the Successor owns 47 hotels with an aggregate of 6,097 (unaudited) rooms located in 16 states. At December 31, 2015, the Successor hotels operate under the following brands: Residence Inn by Marriott (30 hotels), Hampton Inn by Hilton (5 hotels), Hyatt House (5 hotels), Courtyard by Marriott (3 hotels), Four Points by Sheraton (1 hotel), Sheraton (1 hotel), TownePlace Suites (1 hotel), and Westin (1 hotel). As of December 31, 2015, management of all 47 of the Successor's hotels is provided pursuant to management agreements with Island Hospitality Management Inc. ("IHM"), which is 51% owned by Jeffrey H. Fisher, the Chairman of the Board and Chief Executive Officer of Chatham Lodging Trust, which is the sole general partner of Chatham, and 45% owned by affiliates of NorthStar Asset Management Group, Inc.

2. Summary of Significant Accounting Policies

Basis of Presentation

The combined financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The combined financial statements include all of the accounts of INK Acquisition, LLC and its subsidiaries and all of the accounts of the Affiliate Lessee. Combined financial statements of INK Acquisition, LLC and the Affiliate Lessee, which are under common control and common management, have been presented in order to provide more meaningful presentation of the operations of INK Acquisition, LLC. All intercompany accounts and transactions have been eliminated. Due to the change in control on June 9, 2014 described above, the assets and liabilities have been remeasured to fair value in the financial statements of the Successor. See Note 3 for further details.

These financial statements present information for the Old Ink JV under the header "Predecessor" and for the Successor under the header "Successor". References to "Company" hereinafter refers to the accounting policies of both Successor and Old Ink JV.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include the allocation of the purchase price of hotels, the allowance for doubtful accounts and the fair value of hotels that are held for sale or impaired.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance on fair value measurements and disclosures defines fair value for GAAP and establishes a framework for measuring fair value as well as a fair value hierarchy based on the quality and nature of inputs used to measure fair value. The term “fair value” in these financial statements is defined in accordance with GAAP. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:
Level 1 Inputs reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;
Level 2 Inputs represent other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active; and
Level 3 Inputs are those that are unobservable.
The carrying value of the Company's cash, accounts receivables, accounts payable and accrued expenses approximate fair value because of the relatively short maturities of these instruments.  The Company is not required to carry any other assets or liabilities at fair value on a recurring basis other than its interest rate caps.  The interest rate caps are valued using Level 3 inputs and are valued at $0 and $144 as of December 31, 2015 and 2014, respectively.
When the Company classifies an asset as held for sale, the Company assesses whether the asset's carrying value is greater than fair value less selling costs.  If so, the asset is written down to fair value less selling costs on a nonrecurring basis.  The fair value determinations are based on Level 3 inputs as they are generally based on broker quotes or other comparable sales information.
The Company also disclosed the fair value of its variable rate debt based on estimates of current terms the Company would expect to receive under the current market conditions, as compared to the terms and conditions of the Company's debt. The fair value determination is based on Level 3 inputs as they are based on the fair value hierarchy.
Investment in Hotel Properties

The Company allocates the purchase prices of hotel properties acquired based on the fair value of the acquired real estate, furniture, fixtures and equipment, identifiable intangible assets and assumed liabilities. In making estimates of fair value for purposes of allocating the purchase price, the Company utilizes a number of sources of information that are obtained in connection with the acquisition of a hotel property, including valuations performed by independent third parties and information obtained about each hotel property resulting from pre-acquisition due diligence. Hotel property acquisition costs are expensed in the period incurred.
The Company’s investment in hotel properties are carried at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, generally 15-40 years for buildings, 20 years for land improvements, 15 years for building improvements and three to ten years for furniture, fixtures and equipment. Renovations and replacements at the hotel properties that improve or extend the life of the assets are capitalized and depreciated over their useful lives, while repairs and maintenance are expensed as incurred. Upon the sale or retirement of property and equipment, the cost and related accumulated depreciation are removed from the Company’s accounts and any resulting gain or loss is recognized in the combined statements of operations.

The Company periodically reviews its hotel properties for impairment whenever events or changes in circumstances indicate that the carrying value of the hotel properties may not be recoverable. Events or circumstances that may cause a review include, but are not limited to, adverse changes in the demand for lodging at the properties due to declining national or local economic conditions or new hotel construction in markets where the hotels are located. When such conditions exist, management performs an analysis to determine if the estimated undiscounted future cash flows, without interest charges, from operations and the net proceeds from the ultimate disposition of a hotel property exceed its carrying value. If the estimated undiscounted future cash flows are less than the carrying amount, an adjustment to reduce the carrying amount to the related hotel property's estimated fair market value is recorded and an impairment loss is recognized. No impairment charges on hotels held for use were recorded for any of the periods presented.
Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, demand deposits with financial institutions and short-term liquid investments with an original maturity when purchased of three months or less. Cash balances in individual banks may exceed federally insurable limits.
Restricted Cash

Restricted cash represents escrows for reserves required pursuant to the Company’s loans or hotel management agreements. Included in restricted cash on the accompanying combined balance sheet at December 31, 2015 and 2014, are renovation, property tax and insurance escrows of $56,268 and $80,793, respectively. The hotel mortgage loan agreements require the Company to fund 4% of gross hotel revenues on a monthly basis for furnishings, fixtures and equipment and general repair maintenance reserves (“Replacement Reserve”), in addition to property tax and insurance reserves, into an escrow account held by the lender.

Hotel Receivables
Hotel receivables consist of amounts owed by guests staying at the Company’s hotels and amounts due from business and group customers. An allowance for doubtful accounts is provided and maintained at a level believed to be adequate to absorb estimated probable losses. At December 31, 2015 and 2014, the allowance for doubtful accounts was $389 and $389, respectively.

Deferred Costs
Deferred costs consisted of the following at December 31, 2015 and 2014:

Deferred costs	December 31, 2015	December 31, 2014

Loan costs	$13,450	$13,450
Franchise fees	3,954	3,954
Other	197	202
	17,601	17,606
Less accumulated amortization	(11,002)	(3,929)
Deferred costs, net	$6,599	$13,677

On June 9, 2014, deferred costs associated with the Old Ink JV were revalued to zero. Loan costs are recorded by the Company at cost and amortized over the term of the respective loan applying the effective interest rate method. Franchise fees are recorded by the Company at cost and amortized over a straight-line basis over the term of the respective franchise agreements. At December 31, 2015 and 2014, other deferred costs primarily relate to liquor licenses in the amounts of $187 and $187, respectively. Amortization expense related to deferred loan costs was $6,816 for the year ended December 31, 2015 (Successor), $3,775 for the Successor period ended December 31, 2014, $2,819 for the Predecessor period ended June 9, 2014, and $3,517 for the year ended December 31, 2013 (Predecessor), which is included in interest expense in the combined statement of operations.

Prepaid Expenses and Other Assets

The Company’s prepaid expenses and other assets consist of prepaid insurance, prepaid property taxes, deposits, hotel supplies inventory and the fair value of the Company’s interest rate caps.

Accounting for derivative instruments

    The Company records its derivative instruments on the balance sheet at their estimated fair value. Changes in the fair value of derivatives are recorded each period in current earnings or in other comprehensive income, depending on whether a derivative is designated as part of a hedging relationship and, if it is, depending on the type of hedging relationship. The Company’s interest rate caps are not designated as a hedge but to eliminate the incremental cost to the Company if one-month LIBOR interest rate were to exceed 2.5% for the Successor year ended December 31, 2015 and period ended December 31, 2014; and 2.75% for the Predecessor period from January 1, 2014 through June 9, 2014 and the Predecessor year ended December 31, 2013. Accordingly, the interest rate caps are recorded on the balance sheet at estimated fair value with realized and unrealized changes in the fair value reported in the combined statements of operations.

Revenue Recognition

    Revenue from hotel operations is recognized by the Company when rooms are occupied and when services are provided. Revenue consists of amounts derived from hotel operations, including sales from room, meeting room, restaurants, gift shop, in-room movie and other ancillary amenities. Sales, use, occupancy, and similar taxes are collected and presented on a net basis (excluded from revenue) in the accompanying combined statements of operations.

    Income Taxes
The Company is a limited liability company (“LLC”) and has elected to be taxed as a partnership. Therefore, the Company is solely a pass-through entity and does not have any federal or state income tax liabilities. Accordingly, the Company does not record a provision for income taxes because the members report their share of the Company’s income or loss on their income tax returns.
The Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The recognition of any tax benefit is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authority. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces ending members’ capital. Based on its analysis, the Company has determined that it has not recognized any tax benefit nor incurred any liability for unrecognized tax benefits as of December 31, 2015. However, the Company’s conclusions may be subject to review and adjustment at a later date based on factors including, but not limited to, ongoing analyses of and changes to tax laws, regulations and interpretations thereof.

The Company recognizes interest and penalties related to unrecognized tax benefits in interest expense and other expenses, respectively. No interest expense or penalties have been recognized as of and for the year ended December 31, 2015.

The Company files income tax returns in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states. The Company is subject to income tax examinations by major taxing authorities for all previous income tax returns filed.

Recently Issued Accounting Standards
On May 28, 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The ASU will replace most existing revenue recognition guidance under GAAP when it becomes effective. The new standard is effective for the Company on January 1, 2017. Early application is not permitted. The standard permits the use of either the retrospective or cumulative effect transition method. The Company is evaluating the effect that ASU 2014-09 will have on its consolidated financial statements and related disclosures. The Company has not yet selected a transition method nor has it determined the effect of the standard on it financial statements.

In August 2014, the FASB issued ASU No. 2014-15, Disclosure of Uncertainties about an Entities Ability to Continue as a Going Concern, which requires management to perform interim and annual assessments of an entities ability to continue within one year of the date the financial statements are issued and provides guidance on determining when and how to disclose going concern uncertainties in the financial statements. Certain disclosures will be required if conditions give rise to substantial doubt about an entity's ability to continue as a going concern. This guidance is effective for the Company on January 1, 2017 and will not have an impact on the Company's financial position, results of operations or cash flows.

In February 2015, the FASB issued ASU No. 2015-02, Amendments to the Consolidation Analysis, which requires amendments to both the variable interest entity ("VIE") and voting models. The amendments (i) rescind the indefinite deferral of certain aspects of accounting standards relating to consolidations and provide a permanent scope exception for registered money market funds and similar unregistered money market funds, (ii) modify the identification of variable interests (fees paid to a decision maker or service provider), the VIE characteristics for a limited partnership or similar entity and primary beneficiary determination under the VIE model, and (iii) eliminate the presumption within the current voting model that a general partner controls a limited partnership or similar entity. The new guidance is effective for annual reporting periods, and interim periods within those annual periods, beginning after December 15, 2015 with early adoption permitted. The amendments may be applied using either a modified retrospective or full retrospective approach. The Company is currently evaluating the effect the guidance will have on its combined financial statements.

On April 7, 2015, the FASB issued ASU No. 2015-03, Simplifying the Presentation of Debt Issuance Costs, which requires debt issuance costs to be presented in the balance sheet as a direct deduction from the carrying value of the debt liability. This standard is effective for fiscal years beginning after December 15, 2015 with early adoption permitted and will be applied on a retrospective basis. Supplemental to ASU 2015-03, on August 16, 2015, the FASB issued Accounting Standards Update 2015-15, Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements -Amendments to SEC Paragraphs Pursuant to Staff Announcement at June 18, 2015 EITF Meeting, which clarifies that debt issuance costs attributable to line-of-credit arrangements can be presented as an asset and amortized ratably over the life of the revolving debt arrangement, regardless of whether there is an outstanding balance thereunder. This methodology is consistent with the Company’s historical treatment of such costs. The new standard will be effective for the Company on January 1, 2016 and will not have a material impact on the Company's financial position, results of operations or cash flows.

In September 2015, the FASB issued ASU No. 2015-16, Simplifying the Accounting for Measurement-Period Adjustments, that eliminates the requirement to restate prior period financial statements for measurement period adjustments. The new guidance requires an entity to recognize the adjustments to provisional amounts identified during the measurement period in the reporting period in which the adjustments are determined. In addition, the adjustments must be disclosed by income statement line item either on the face of the income statement or in the footnotes as if the adjustment to the provisional amounts had been recorded as of the acquisition date. The amendment is effective prospectively for interim and annual periods beginning after December 15, 2015, with early adoption permitted for financial statements that have not been issued. We do not expect the new standard will have a significant impact on our consolidated financial statements.

In February 2016, the FASB issued Accounting Standards Update No. 2016-02, Leases (ASU 2016-02), which will replace most existing lease accounting guidance in U.S. GAAP. The core principle of the ASU is that an entity should recognize the rights and obligations resulting from leases as assets and liabilities. ASU 2016-02 requires qualitative and specific quantitative disclosures to supplement the amounts recorded in the financial statements so that users can understand more about the nature of an entity’s leasing activities, including significant judgments and changes in judgments. ASU 2016-02 will be effective for the Company beginning in fiscal 2020, and requires the modified retrospective method of adoption. Early adoption is permitted. The Company is in the process of determining the method and timing of adoption and assessing the impact of ASU 2016-02 on its consolidated financial statements.

3. Recapitalization
On June 9, 2014, wholly owned subsidiaries of NorthStar acquired Cerberus' 89.7% interest in INK Acquisition, LLC and the Affiliated Lessee, which resulted in Successor acquiring 47 hotels from Old Ink JV. Prior to the recapitalization, the Successor was funded with member contributions of $193,083. The Successor funded the acquisition with available cash, the issuance of debt of $840,000 and the assumption of other liabilities of $2,405. The Successor incurred acquisition costs of $19,868 during 2014 related to the acquisition, of which $10,503 are based on debt breakage fees. The transaction resulted in a change in control of Old Ink JV; accordingly it has been accounted for as a business combination.

Hotel Purchase Price Allocation

    The following table presents the allocation of the purchase price of the assets acquired and the liabilities assumed by the Successor, based on the fair value on the date of its acquisition (in thousands):

Land and improvements	$167,106
Building and improvements	685,645
Acquired intangibles	3,954
Other assets acquired	181,258
Total assets acquired	$1,037,963

Accounts payable and accrued expenses assumed	$(2,405)
Debt issued	(840,000)
Total liabilities	$(842,405)
The value of the assets acquired was primarily based on a sales comparison approach (for land) and a depreciated replacement cost approach (for building and improvements and furniture, fixtures and equipment). The sales comparison approach uses inputs of recent land sales in the respective hotel markets. The depreciated replacement cost approach uses inputs of both direct and indirect replacement costs using a nationally recognized authority on replacement cost information as well as the age, square footage and number of rooms of the respective assets.  Operating assets and liabilities are recorded at carrying value because of the liquid nature of the assets and relatively short maturities of the obligations.

4. Allowance for Doubtful Accounts

The Company maintains an allowance for doubtful accounts at a level believed to be adequate to absorb losses and is based on past loss experience, current economic and market conditions and other relevant factors. The allowance for doubtful accounts was $389 and $389 as of December 31, 2015 and 2014, respectively.

5. Investment in Hotel Properties

Investment in hotel properties as of December 31, 2015 and 2014 consisted of the following:

	December 31, 2015	December 31, 2014
Land and improvements	$167,181	$167,150
Building and improvements	711,146	688,922
Furniture, fixtures and equipment	99,280	86,983
Renovations in progress	2,252	11,635
	979,859	954,690
Less accumulated depreciation	(72,643)	(25,055)
Investment in hotel properties, net	$907,216	$929,635

6. Debt

Debt is comprised of the following at December 31, 2015 and 2014:

Collateral	Interest Rate	Maturity Date	12/31/15 Property Carrying Value	Balance Outstanding as of
				December 31, 2015	December 31, 2014
JPM Chase Loan-Successor(1)	3.72%	December 9, 2016	$904,963	$840,000	$840,000
Total			$904,963	$840,000	$840,000

(1) In connection with the recapitalization, the Successor refinanced the existing debt with a new $840.0 million, non-recourse loan from JP Morgan Chase Bank, National Association, collateralized by the 47 hotels (the "Loan agreement"). The new loan is a five year interest only loan comprised of a two year loan with three, one year extension options. The Company can extend the loan provided that 1) no event of default shall have occurred and be continuing at the time the applicable extension option is exercised and extended, 2) it obtains an interest rate cap, and 3) it provides certain notices as required in the loan agreement. With respect to the third extension option, the Company must meet a minimum debt yield of 8.5% on the total amount outstanding or prepay a portion of the debt to attain an 8.5% debt yield. Interest only payments are due monthly. The interest rate is based on one-month LIBOR plus 3.39% (3.72% at December 31, 2015). Monthly payments are based on the number of days outstanding during each period and the loan balance during the period. Payments are based on the weighted average rate. In connection with entering into the loan, Chatham and NorthStar could be required under its unconditional guaranty to repay portions of this indebtedness.

The Company estimates the fair value of its variable rate debt by taking into account general market conditions and the estimated credit terms it could obtain for debt with similar maturity and is classified within Level 3 of the fair value hierarchy. The Company’s only variable rate debt is under its JP Morgan Chase Bank, National Association loan. The estimated fair value of the variable rate debt as of December 31, 2015 and 2014 was $840,074 and $840,102, respectively.
As of December 31, 2015, the Successor was in compliance with all of its financial covenants including, but not limited to, the following:
(1)     Chatham Guarantor (as defined in the Loan agreement) shall collectively maintain a Net Worth (as defined in the Loan agreement) of not less than $225,000 in the aggregate; and
(2)     Chatham Guarantor shall maintain Unencumbered Liquid Assets (as defined in the Loan agreement) of not less than $25,000 of which (i) not less than $10,000 of Unencumbered Liquid Cash Assets (as defined in the Loan agreement) and (ii) not less than $15,000 in Unencumbered Credit Line Capacity (as defined in the Loan agreement).
Future scheduled principal payments of Successor's debt obligations as of December 31, 2015, for each of the next five calendar years and thereafter is as follows:

Amount
2016	$840,000
2017	—
2018	—
2019	—
2020	—
Thereafter	—
$840,000
7. Owners' Equity (Deficit)

The ownership of Successor at December 31, 2015 and 2014 was as follows:

	December 31, 2015	December 31, 2014
Owners' Name
Platform Member-T LLC	89.72%	89.72%
Chatham Lodging, L.P.	10.28%	10.28%
Total	100.00%	100.00%

Under the terms of the Company's operating agreement, available cash from operations (as defined in the Company's operating agreement) is to be distributed pari passu to the partners through the date of dissolution. In addition, available cash from a capital event (as defined in the Company's operating agreement) is to be distributed to the partners subject to specified internal rate of return tiers that could result in disproportionately greater distributions to Chatham upon meeting certain established thresholds. Distributions paid by the Company during the periods ended December 31, 2015 and 2014 were $57,250 and $15,000, respectively.

8. Concentration of Credit Risk

Cash is maintained with high-quality financial institutions and is insured by the Federal Deposit Insurance Corporation (“FDIC”) up to $250,000 per financial institution. At times, cash balances may exceed the FDIC insured limits. Due to the highly liquid nature of cash and the use of high-quality financial institutions, management believes that it has limited the Company's credit exposure.

9. Commitments and Contingencies

Litigation

The nature of the operations of the hotels exposes the hotels and the Company to the risk of claims and litigation in the normal course of their business. The Company is not presently subject to any material litigation nor, to the Company’s knowledge, is any material litigation threatened against the Company or its properties.

An affiliate of the Company is currently a defendant, along with IHM, in a class action lawsuit filed in the San Diego County Superior Court. The lawsuit alleges various wage and hour law violations concerning fifteen hotels operated by IHM in the state of California and owned by affiliates of the Company, its Managing Member and/or certain third parties. All parties are defending the case vigorously. As of December 31, 2015, the Company has not recorded a liability as all litigation relates to wage and hour claims prior to the recapitalization event in June of 2014 and as such, the entire liability of Old Ink JV was subsequently satisfied by the predecessor owners, and therefore should not impact the Successor.
Hotel Ground Rent
The Courtyard by Marriott in Ft. Lauderdale, FL hotel is subject to a ground lease with an expiration date of August 1, 2034. Rent is equal to approximately $9 per month, with minimum rent subject to annual increase based on increases in the consumer price index.
The following is a schedule of the minimum future obligation payments required under the ground leases:

Amount
2016	$112
2017	113
2018	114
2019	114
2020	115
Thereafter	1,564
Total	$2,132

Hotel Management Agreements
As of December 31, 2015, all of the Successor hotels are managed by IHM. The management agreements with IHM have an initial term of five years and may be extended subject to approval by both IHM and the Successor. Each of the IHM management agreements provides for a base management fee of 3% of the managed hotel’s gross revenues. The Successor and Predecessor management agreements with IHM also provide for accounting fees up to $1.20 per month per hotel as well a revenue management fee of $0.75 per month per hotel. Each of the IHM management agreements may be terminated without cause by giving not less than a 30 days prior written notice and upon the assignment of the of lessees interests in the related hotel or upon sale or transfer of such hotel. If terminated without cause, the termination fee is equal to the average monthly base, accounting, and revenue management fees paid since commencement of the agreement multiplied by the number of months remaining in the initial term or the number of months remaining in the first year of any renewal term. The IHM management agreements may be terminated for cause, including the failure of the managed hotels to meet specified performance levels.

Hotel Franchise Agreements

The Affiliated Lessee has entered into franchise agreements with Marriott International, Inc. (“Marriott”), relating to 30 Residence Inns, three Courtyards by Marriott and one TownePlace Suites. These franchise agreements expire between 2027 and 2034. Each of the Marriott franchise agreements provide for franchise fees ranging from 5% to 5.5% of the respective hotel’s gross room sales plus marketing fees ranging from 1.5% to 2.5% of the respective hotel’s gross room sales. Each of the Marriott franchise agreements is terminable by Marriott in the event that the applicable franchisee fails to cure an event of default or, in certain circumstances such as the franchisee’s bankruptcy or insolvency, are terminable by Marriott at will. The Marriott franchise agreements provide that, in the event of a proposed transfer of the hotel, the Company’s Affiliated Lessee’s interest in the agreement or more than a specified amount of the Company’s Affiliated Lessee to a competitor of Marriott, Marriott has the right to purchase or lease the hotel under terms consistent with those contained in the respective offer and may terminate if the Company’s Affiliated Lessee elects to proceed with such a transfer.

The Affiliated Lessee has entered into franchise agreements with Hampton Inns Franchise LLC (“Hampton Inns”), relating to five Hampton Inns. The franchise agreements expire in 2029. Each of the Hampton Inns franchise agreements provides for a monthly program fee equal to 4% of the hotel’s gross rooms revenue plus royalty fees equal to 6% of the hotel’s gross rooms revenue. Hampton Inns may terminate a franchise agreement in the event that the franchisee under that franchise agreement fails to cure an event of default or, in certain circumstances such as the franchisee’s bankruptcy or insolvency.

The Affiliated Lessee has entered into franchise agreements with The Sheraton, LLC (“Sheraton”), relating to the Fort Walton Beach - Sheraton Four Points, Fort Walton Beach, Florida hotel and the Rockville Sheraton, Rockville, Maryland hotel. The franchise agreements have initial terms of 20 years and expire in 2034. Neither of the agreements has a renewal option. Each of the Sheraton franchise agreements provides for royalty fees ranging from 5.50% to 6.0% of gross rooms sales plus royalty fees of 2% of gross food and beverage sales for one of the Sheratons. Each of the agreements also provides for marketing fees of 1.0% of gross rooms sales. Sheraton may terminate a franchise agreement in the event that the franchisee under that franchise agreement fails to cure an event of default or, in certain circumstances such as franchisee’s bankruptcy or insolvency.

The Affiliated Lessee has entered into a franchise agreement with Westin Hotel Management, Inc. (“Westin”) relating to the Morristown-Westin Governor Morris hotel. The franchise agreement has an initial term of 20 years and expires in 2034. It has no renewal option. The Westin franchise agreement provides for royalty fees of 7% of gross rooms sales plus 3% of gross food and beverage sales. The agreement also provides for marketing fees of 1.32% of gross rooms sales. Westin may terminate the franchise agreement in the event that the franchisee fails to cure an event of default or, in certain circumstances such as franchisee’s bankruptcy or insolvency.

The Affiliated Lessee has entered into franchise agreements with Hyatt House Franchising, LLC (“Hyatt House”) relating to five Hyatt House hotels. The franchise agreements have an initial term of 20 years and expire in 2034. Each has a renewal option of 10 years. The Hyatt House franchise agreements provide for royalty fees ranging from 3% to 5% of gross rooms revenue plus marketing fees of 3.5% of gross rooms revenue. Hyatt may terminate the franchise agreements in the event that the franchisee fails to cure an event of default or, in certain circumstances such as franchisee’s bankruptcy or insolvency.

10. Discontinued Operations

As of December 31, 2015 and 2014, the Successor had no hotel property classified as held for sale. During the year ended December 31, 2013, Old Ink JV recognized a net loss on sale of the four hotels for $2,456.
The following table sets forth the components of discontinued operations for the Predecessor year ended December 31, 2013:

Predecessor
2013
Hotel operating revenue	$1,854
Hotel operating expenses	(1,933)
Amortization of franchise fees	(6)
Property tax and insurance	(187)
General and administrative	(2)
Impairment on hotels classified as held for sale	—
Loss from discontinued operations	(274)
Loss on sale of assets from discontinued operations	(2,456)
Net loss from discontinued operations	$(2,730)
11. Related Party Transactions

As of December 31, 2015, all 47 hotels owned by Successor are managed by IHM. Management, revenue management and accounting fees paid by Old Ink JV to IHM for the Predecessor period January 1, 2014 through June 9, 2014 and for the year ended December 31, 2013 were $4,797 and $6,347, respectively. Management, revenue management and accounting fees incurred by Successor for the year ended December 31, 2015 and period from June 9, 2014 through December 31, 2014 were $8,761 and $4,797, respectively. At December 31, 2015 and 2014, amounts due to IHM were ($993) and $714, respectively, and were included in accounts payable and accrued expenses on the combined balance sheets.

The Company has additional related party transactions through cost reimbursements relating primarily to corporate payroll where Chatham is the employer. As the Company records cost reimbursements based upon costs incurred with no added markup, the revenue and related expense has no impact on the Company's operating income or net income. Cost reimbursements from the related parties are recorded based upon the occurrence of a reimbursed activity.

Various shared office expenses and rent are paid by Chatham and allocated to the Company based on the amount of square footage occupied by the entity. Insurance expenses for medical, workers compensation and general liability are paid by the Company and allocated to the hotel properties or the appropriate related party.

12. Subsequent Events

The Company has performed an evaluation of subsequent events as of the balance sheet date through March 24, 2016, the date of the issuance of the financial statements and determined there are no subsequent events.